Exhibit 99 1 Form 6K- LVH October 26_2006.doc

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#100 – 1255 West Pender Street

Vancouver, B.C.  V6E 2V1

2.

Date of Material Change

October 26, 2006.

3.

News Release

News release was issued on October 26, 2006 and disseminated via CCN Matthews News Wire Service pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Las Vegas From Home.Com Entertainment Inc. announces the sale of its Action Poker Network business

Vancouver, British Columbia, October 26, 2006 – Las Vegas from Home.com Entertainment Inc. (“the Company”), announces the sale of its Action Poker Network (“APN”) business to Playsafe Holdings Ltd. (“Playsafe”), a wholly owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway. The sale price is US$2,350,000 and the transaction is to be completed on or before November 17, 2006.  Playsafe has deposited a break up fee of US$250,000, which upon Closing will be applied against the purchase price or, if the agreement is earlier terminated, refunded to Playsafe or paid to the Company in accordance with the provisions set out in the agreement.  A finder’s fee of US$75,000 is payable to an arm’s length third party upon completion.  The arm’s length transaction is subject to regulatory approval.

5.

Full Description of Material Change

Las Vegas From Home.Com Entertainment Inc. announces the sale of its Action Poker Network business

Vancouver, British Columbia, October 26, 2006 – Las Vegas from Home.com Entertainment Inc. (“the Company”), announces the sale of its Action Poker Network (“APN”) business to Playsafe Holdings Ltd. (“Playsafe”), a wholly owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway. The sale price is US$2,350,000 and the transaction is to be completed on or before November 17, 2006.  Playsafe has deposited a break up fee of US$250,000, which upon Closing will be applied against the purchase price or, if the agreement is earlier terminated, refunded to Playsafe or paid to the Company in accordance with the provisions set out in the agreement.  A finder’s fee of US$75,000 is payable to an arm’s length third party upon completion.  The arm’s length transaction is subject to regulatory approval.

Although the Company had already engaged GMP Securities LP several months ago to assist in exploring the sale of the Company’s APN so that it can focus on its Asian Multiplayer Software Platform (“AMSP”), the Company expedited the sale of the Company’s APN as a result of the recent enactment of the Unlawful Internet Gambling Enforcement Act of 2006 in the United States (the “Act”). Wellington West Capital Markets Inc. shall be commissioned by the Company to provide a fairness opinion on the transaction.

The sale will include, among other things, all of the Action Poker brands, the operating infrastructure in Action Poker Gaming Inc., APG Costa Rica S.A. and Action Commerce Limited and an undivided interest in the software used by the Company to run the APN.  As a result of the sale, the Company will no longer have any online gaming interests in the North American market.

Future Business Initiatives - Asia

The Company plans to focus on continuing to develop its unique AMSP which has already been soft launched.  Company President and CEO, Jake Kalpakian states, “We are all disheartened with the recent legislative developments in the U.S., but the reality is, we, as a Company, were already looking at other business opportunities in different marketplaces.  In this regard, we have been building our unique AMSP for the past 12 months and as a result, are well positioned to license our software in the Asian region.  Not only has the AMSP recently been soft launched in that marketplace, we have been receiving a tremendous amount of interest for this particular product from prospective licensees.  We believe our unique Software should enable us to capitalize on niche or nascent market opportunities in that region.  This direction of building specialized products to serve niche markets will be the Company’s course of action for the future and we expect to be announcing several promising initiatives in this regard.”

LVFH is an "E-Gaming" Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com.

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Jacob H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9.

 Date of Report

This report is dated the 26th day of October, 2006.